February 18, 2010

CONFIDENTIAL Mr. Lyn Shenk, Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-3561

Re:	Superior Industries International, Inc. File No. 001-6615 Form 10-K: For the fiscal year ended December 28, 2008
Dear Mr. Shenk:

Superior Industries International, Inc., a California corporation (the "Company" or in the first person notation “we”, “us”, and “our”), is hereby responding to the comment letter of the Securities and Exchange Commission (the “SEC”) dated January 26, 2010 with respect to the Company's responses to your letter dated December 22, 2009.  In this letter, we refer to the staff of the SEC as the "Staff".  Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter.

Form 10-K: For the fiscal year ended December 28, 2008

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

1.           We have reviewed your response to our prior comment number 2.  However, we do not believe that your proposed expanded disclosure fully addresses our prior comment.  Given that your operations in Mexico have generated pre-tax profits for each of the last three fiscal years, while your operations in the U.S. have generated pre-tax losses for the same reporting periods, we continue to believe that it may be appropriate for your MD&A to discuss the revenue and expenses recognized by your Mexico operations and your U.S. operations on a separate basis.  For example, we note from your disclosure on Page 7 of the “Business” section of your Form 10-K that your production facilities in Mexico may have lower operating cost structures than your production facilities in the U.S.  As such, we believe that the separate discussion of your U.S. operations and Mexico operations would

Mr. Lyn Shenk, Branch Chief February 18, 2010 Page 2

allow readers of your financial statements to more fully assess and evaluate (i) the impact of relocating a portion of your production activities to Mexico, (ii) the trends in the costs incurred by both your U.S. operations and Mexico operations, and (iii) the effectiveness of your overall cost savings initiatives.  Based upon the observations noted above, please revise your MD&A disclosure or advise.  To the extent that the revenue and expenses recognized by your Mexico and/or U.S. operations have been materially impacted by the factors identified in your response to our prior comment (e.g., changes in or reallocation of production volumes, plant closure costs, and impairment charges), we believe that the quantification and discussion of those factors in your expanded disclosure may be appropriate.  Please provide your proposed expanded disclosure as part of your response.

Response to Comment

Given the changes to our business during this period of transition, we acknowledge the Staff's comment that our investors may benefit from understanding developments in our production and costs geographically.  In response to the Staff’s comment, we have proposed revised language to our MD&A to discuss separately the items impacting the comparability of revenues and pre-tax profits of our U.S. and Mexico operations. We have included only comparisons of 2008 to 2007 in our sample disclosures below; however, we will include similar discussions for all periods presented in our actual future filings.

The proposed additional disclosure below (underlined) will be added to the Sales section of the Results of Operations discussion in the MD&A:

Sales

Consolidated net sales decreased $202.0 million, or 21 percent, to $754.9 million in 2008 from $956.9 million in 2007. Aluminum wheel sales decreased $206.1 million in 2008 to $738.4 million from $944.5 million a year ago, a 22 percent decrease. Unit shipments in 2008 decreased 2.8 million, or 22 percent, to 10.4 million from 13.2 million in 2007. The average selling price of our wheels in 2008 was approximately the same as the average selling price a year ago, as the average pass-through price of aluminum was the same in both years and there was no significant change in sales mix. Wheel program development revenues were $16.5 million in 2008 compared to $12.4 million in 2007.

Consolidated net sales in 2007 increased $167.0 million, or 21 percent, to $956.9 million from $789.9 million in 2006. Excluding wheel program development revenues, which totaled $12.4 million in 2007 compared to $19.8 million in 2006, OEM wheel sales increased $174.4 million to $944.5 million from $770.1 million in 2006, a 23 percent increase compared to an increase in unit shipments of 10 percent. Our increase in OEM aluminum wheel unit shipments in 2007 compared favorably to the decrease of 2 percent in North American automotive production of passenger cars and light trucks. Production of the specific passenger cars and light trucks using our wheel programs decreased 6 percent compared to our 10 percent increase in shipments, indicating an increase in market share. Production of passenger cars with our wheel programs decreased 11 percent in 2007 compared to our 12 percent increase in shipments. Likewise, production of light trucks and SUVs with our wheel programs decreased 3 percent compared to our 9 percent increase in shipments. The average selling price of our wheels in 2007 increased approximately 12 percent from 2006, due principally to a shift in sales mix to larger, high priced wheels and an increase of 3 percent in the pass-through price of aluminum.

Mr. Lyn Shenk, Branch Chief February 18, 2010 Page 3

U.S. Operations

Consolidated net sales by our U.S. plants decreased $153.4 million, or 27 percent, to $415.1 million in 2008 from $568.5 million in 2007.   The decrease in revenues in 2008 is directly attributable to a 28 percent decrease in unit shipments.   During the 1st quarter of 2007, we closed our Tennessee plant in the U.S. and shifted a portion of that facilities production to our Mexico plants which partially contributed to the decrease in unit shipments.  The significant decrease in 2008 unit shipments and revenues compared 2007 is attributable to the reduced consumer demand for automobiles and light trucks.

Mexico Operations

Net sales by our Mexican plants decreased $48.6 million, or 13 percent, to $339.8 million in 2008 from $388.4 million in 2007.  The decrease in net sales in 2008 compared to 2007 is primarily attributable to a decrease in unit shipments due to a reduction in consumer demand for automobiles and light trucks.  During 2007, we opened a new plant in Mexico and absorbed a portion of the production of our Tennessee plant that closed during the 1st quarter of 2007.  In addition, changes in foreign exchange rates negatively impacted net sales in 2008 by 1.5 percent.

The proposed additional disclosure below (underlined) will be added to a new section Income (Loss) from Operations of the Results of Operations discussion in the MD&A:

2008 Compared to 2007

Income (Loss) from Operations

Aluminum, natural gas and other direct material costs are a significant component of the direct costs to manufacture wheels.  These costs are substantially the same for all of our plants since the same set of suppliers service both our U.S. and Mexico operations. In addition, our operations in the U.S. and Mexico sell to the same customers, utilize the same marketing and engineering resources, have the same material inputs, have interchangeable manufacturing processes and provide the same basic end product.  However, profitability between our U.S. and Mexico operations can vary as a result of differing labor and benefit costs, the mix of wheels manufactured and sold by each plant, as well as differing plant utilization levels resulting from our internal allocation of wheel programs to our plants.

Changes in raw material costs and product mix had a nominal impact on income (loss) from operations since changes in aluminum costs are passed through to our customers and product mix remained relatively unchanged during the periods presented. Overall profitability of our U.S. and Mexico operations was impacted severely by various customer restructuring actions, global economic conditions that affected the entire automotive industry, and our own restructuring actions during these three years.

Consolidated income (loss) from operations includes our U.S. operations and our Mexico operations, which are principally our wheel manufacturing operations in Mexico, and certain costs that are not allocated to a specific operation.   These expenses include corporate services that are primarily incurred in the U.S. but are not charged directly to our world-wide operations, such as selling, general and administrative expenses, engineering services for wheel program development and manufacturing support, environmental and other governmental compliance services, etc.

Mr. Lyn Shenk, Branch Chief February 18, 2010 Page 4

Consolidated income (loss) from operations decreased $40.9 million to a loss of $(37.7) million in 2008 from income of $3.3 million in 2007.  Income from operations of our U.S. operations and Mexico operations decreased $27.6 million and $15.6 million, respectively, when comparing 2007 to 2008.  These decreases were offset slightly by a $2.2 million improvement in corporate costs during 2008.   Included below are the major items that impacted income (loss) from operations for  U.S. and Mexico operations during this three year period.

U.S. Operations

As noted above, income (loss) from operations for our U.S. operations decreased by $27.6 million from 2007 to 2008.  Our U.S. operations during 2008 consisted of four wheel plants for the entire year, whereas 2007 also included our Tennessee plant until it ceased operations at the end of the first quarter of that year.   After the operations ceased at our Tennessee plant, its production was apportioned between our other U.S. and Mexico facilities.  The actions related to the Tennessee plant closure and the recently announced closures of our Kansas and California wheel facilities referred to above, reduced our income (loss) from operation in the U.S. by $20.0 million from 2007due to impairments, plant closure costs and workforce reduction expenses incurred as a result of those actions.  The remaining decrease in income (loss) from operations from 2007 to 2008 for our U.S. operations was attributable to reduced plant utilization of 21 percent and a 28 percent decrease in unit shipments due to the reduced consumer demand for passenger cars and light trucks.  Changes in pricing or product mix did not have a material impact on the decrease in income (loss) from our U.S. operations when comparing 2007 to 2008.

Mexico Operations

Income (loss) from operations for our Mexico operations decreased $15.6 million when comparing 2007 to 2008. Mexico operations during 2008 and 2007 consisted of three fully operational wheel plants in Mexico.  Our third wheel plant in Mexico began full production and sales as of the beginning of 2007.  Workforce reduction expenses in our Mexico operations increased by $0.6 million from 2007 to 2008.  The remaining decrease in income (loss) from operations for our Mexico operations was due to a 10 percent decrease in unit shipments and the resulting 11 percent decline in plant utilization.  Changes in pricing, product mix, or currencies, did not have a material impact on the decrease in income (loss) from operations for our Mexico operations.

Production Capacity

In 2008, our U.S. and Mexico operations accounted for 55 percent and 45 percent, respectively, of our total normal production capacity, compared to 59 percent and 41 percent, respectively, in 2007.  As indicated above, once the Kansas and California plant closures are complete in 2009, we anticipate that our normal production capacity in Mexico will increase to 60% percent of our total production capacity from 44 percent in 2008.

Mr. Lyn Shenk, Branch Chief February 18, 2010 Page 5
Other

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned at (818) 902-2640.

Sincerely,

Superior Industries International, Inc.

/s/ Emil J. Fanelli

Emil J. Fanelli
Chief Accounting Officer and
acting Chief Financial Officer